HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

To comply with Item 1302

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
FOR ATTENTION:     STEVE LO
SHANNON BUSKIRK
JOHN COLEMAN

RE:             Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
Comment Letter dated March 8, 2024
April 8, 2024

Ladies and Gentlemen,

Reference is made to the Staff’s comment letter dated March 8, 2024 in respect of the Harmony Gold Mining Company Limited (the "Company" or “Harmony”) Form 20-F for the year ended June 30, 2023. Set forth below is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:

Form 20-F For the Fiscal Year Ended June 30, 2023
96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189

1.We note your response to comment 2. The provisions in S-K 1300 preclude the inclusion of inferred resources in an economic analysis that supports a property's economic viability. For example, pursuant to Item 1302(e)(6) of Regulation S-K, a qualified person must exclude inferred mineral resources from a pre-feasibility study's demonstration of economic viability in support of a disclosure of a mineral reserve. Please obtain and file a revised Tshepong North technical report summary from your qualified person to comply with this requirement. Please review your other technical report summaries and make arrangements with your respective qualified persons to revise as necessary to comply with this requirement.
Response:

To satisfy Item 1302(e)(6) of Regulation S-K 1300, the following principle will apply to the revised technical report summary submitted for Tshepong North and all other future fillings where operations include Inferred Mineral Resources in the life of mine (“LOM”). References to “ZAR” are to South Africa Rand and references to “USD” are to US dollars.

–Cash flows will be prepared for both the LOM business plan and Mineral Reserves as the LOM business plan may include Inferred Mineral Resources which are then excluded in the Mineral Reserves.
–Capital and operating costs are and will continue its alignment with the mine design, extraction schedule and estimated gold production for both the LOM business plan and Mineral Reserves.

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06

–A set of key assumptions are and will continue to be approved by management and used in determining the economic viability of a prefeasibility project. These assumptions include, but are not limited to, the gold commodity price and USD/ZAR exchange rate.
–The cash flow will be tested for its sensitivity to commodity price (ZAR/kg) and operating costs (ZAR), for both the LOM business plan and Mineral Reserves, for the QP to make a decision if the economic assessment demonstrates sufficient viability in support of a disclosure of a Mineral Reserve.

The qualified person (“QP”) for Tshepong North excluded Inferred Mineral Resources for the demonstration of economic viability of the Mineral Reserves and a revised Tshepong North technical report summary was compiled by the QP to comply with the Item 1302(e)(6) of Regulation S-K1300 requirement. Key changes to the report are explained in this response and has reference to gold content, revenue, cost and profit of the Mineral Reserve vs the LOM plan. Please also see the attached blackline of the Tshepong North technical report summary version with proposed amendments in Appendix 1.

The gold price forecast of ZAR825,000/kg (USD1,582/oz and ZAR:USD exchange rate forecast of R16.22/USD), used in the Tshepong North LOM and Mineral Reserve cash flows, is considered conservative by the QP if compared to a consensus view on gold price outlook of ZAR1,064,868/kg (USD1,837/oz and ZAR:USD exchange rate forecast of R18.03/USD) (See tables 1-8 and 1-10).

The conservative gold price of ZAR825,000/kg as per the company guidance is used in order to meet the Company strategy to ensure operational excellence, cash certainty, effective capital allocation and responsible stewardship. The intent is to ensure that Harmony avoids fluctuations in Mineral Reserve cut-off grades resulting in additional volumes at lower grades and higher operating cost that will reduce profit margins and shareholder returns.

The contribution for the Tshepong North Mineral Reserves is ZAR894 million (see table 1-2) cash negative at a gold price of ZAR825,000/kg. Sensitivity analysis was performed on the commodity pricing (ZAR/kg) and operating costs (ZAR). A 10% increase in gold price (ZAR907,500/kg) results in a ZAR566 million (see table 1-4) positive cash flow. The insights provided by the sensitivity analysis show that Tshepong North is almost equally sensitive to changes in the gold price (ZAR/kg), as to changes in total operating costs (ZAR). Based on the sensitivity of the operation’s cash flow to gold price, the QP is of the opinion that the Tshepong North economic assessment demonstrates sufficient viability in support of a disclosure of a Mineral Reserve.

Table 1-1:Tshepong North Cash Flow (LOM)

Item	Units	LOM Total	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Mining advance	m2	1,324,881	193,473	193,635	193,557	193,539	194,301	194,277	162,099
Total OCD	m	27,733	5,964	5,368	5,915	5,727	3,118	1,312	329
Milled tons	t '000	5,134	739	755	759	756	754	753	617
Yield	g/t	4,83	4,67	4,73	4,95	4,84	4,93	4,80	4,88
Gold recovered	kg	24,789	3,455	3,569	3,757	3,662	3,722	3,610	3,013
Revenue	ZAR'000	20,451,163	2,850,775	2,944,673	3,099,147	3,021,299	3,070,752	2,978,389	2,486,130
Total operating costs	ZAR'000	18,609,859	2,739,803	2,724,031	2,737,169	2,727,321	2,681,127	2,647,763	2,352,645
Capital (including OCD)	ZAR'000	1,646,983	421,553	326,232	332,231	303,825	173,654	78,428	11,060
Royalty	ZAR'000	185,886	14,254	14,723	15,496	15,106	41,173	48,522	36,612
Total costs (including capital and royalty)	ZAR'000	20,442,728	3,175,609	3,064,987	3,084,896	3,046,252	2,895,953	2,774,713	2,400,317
Profit (after OCD and capital)	ZAR'000	8,435	-324,834	-120,314	14,250	-24,954	174,799	203,676	85,813
NPV - (low discount rate - 9%)	@9%	(123,958)
NPV - (medium discount rate - 12%)	@12%	(150,469)
NPV - (high discount rate - 15%)	@15%	(171,116)

The cash flow indicated in Table 1-1 includes gold from Inferred Resources in the LOM planning which is not published in the Mineral Reserve. The Revenue and cost is structured to support the LOM scheduled plan. The cash flow for the LOM plan indicates a profit of ZAR8 million.

Table 1-2:Tshepong North Cash Flow (Mineral Reserve)

Item	Units	LOM Total	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Mining advance	m2	972,929	193,473	190,313	142,167	123,119	120,005	115,839	88,014
Total OCD	m	16,927	4,815	3,909	3,143	2,785	1,284	687	304
Milled tons	t '000	3,763	744	740	555	479	463	446	338
Yield	g/t	4,73	4,90	4,83	4,90	4,66	4,52	4,24	4,84
Gold recovered	kg	17,787	3,646	3,573	2,719	2,231	2,091	1,891	1,635
Revenue	ZAR'000	14,674,107	3,008,328	2,947,812	2,243,490	1,840,176	1,725,442	1,560,290	1,348,569
Total operating costs	ZAR'000	14,237,186	2,801,253	2,776,262	2,099,253	1,811,129	1,751,984	1,685,807	1,311,498
Capital (including OCD)	ZAR'000	1,257,564	374,961	267,145	234,574	206,271	111,129	57,701	5,783
Royalty	ZAR'000	97,827	20,056	19,652	14,957	12,268	11,503	10,402	8,990
Total costs (including capital and royalty)	ZAR'000	15,592,578	3,196,270	3,063,059	2,348,784	2,029,667	1,874,616	1,753,910	1,326,271
Profit (after OCD and capital)	ZAR'000	(894,013)	(182,928)	(110,334)	(101,555)	(186,425)	(146,298)	(191,019)	24,546
NPV - (low discount rate - 9%)	@9%	(666,732)
NPV - (medium discount rate - 12%)	@12%	(610,734)
NPV - (high discount rate - 15%)	@15%	(561,951)

The cash flow indicated in Table 1-2 excludes gold from Inferred Resources in the LOM planning and is based on Mineral Reserves only. The revenue and cost is structured to support the Mineral Reserve scheduled plan.The cash flow for the Mineral Reserve plan indicates a loss of ZAR894 million.

The cash flows were tested for its sensitivity to commodity price (ZAR/kg) and operating costs (ZAR) for both the LOM business plan and Mineral Reserves for the QP to make a decision if the economic assessment demonstrates sufficient viability in support of a disclosure of a Mineral Reserve.

Table 1-3: Gold Price Sensitivity Analysis (LOM)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	24,789	907,500	22,496,279	20,442,728	2,053,551	1,351,944
5%	24,789	866,250	21,473,721	20,442,728	1,030,993	613,993
LOM plan	24,789	825,000	20,451,163	20,442,728	8,435	(123,958)
-5%	24,789	783,750	19,428,605	20,442,728	(1,014,123)	(861,910)
-10%	24,789	742,500	18,406,047	20,442,728	(2,036,681)	(1,599,861)

Table 1-4: Gold Price Sensitivity Analysis (Mineral Reserves)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	17,787	907,500	16,141,518	15,568,121	566,060	434,389
5%	17,787	866,250	15,407,813	15,568,121	(163,977)	(116,171)
Reserves	17,787	825,000	14,674,107	15,568,121	(894,013)	(666,732)
-5%	17,787	783,750	13,940,402	15,568,121	(1,624,050)	(1,217,292)
-10%	17,787	742,500	13,206,697	15,568,121	(2,354,087)	(1,767,853)

Table 1-5: Total Operating Cost Sensitivity Analysis (LOM)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	24,789	825,000	20,451,163	23,542,028	(3,090,865)	(2,274,939)
5%	24,789	825,000	20,451,163	21,992,378	(1,541,215)	(1,199,449)
LOM plan	24,789	825,000	20,451,163	20,442,728	8,435	(123,958)
-5%	24,789	825,000	20,451,163	18,618,507	1,832,656	1,173,068
-10%	24,789	825,000	20,451,163	17,343,428	3,107,735	2,027,023

Table 1-6: Total Operating Cost Sensitivity Analysis (Mineral Reserves)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	17,787	825,000	14,674,107	17,124,933	(2,450,825)	(1,840,059)
5%	17,787	825,000	14,674,107	16,346,527	(1,672,419)	(1,253,396)
Reserves	17,787	825,000	14,674,107	15,568,121	(894,013)	(666,732)
-5%	17,787	825,000	14,674,107	14,789,715	(115,607)	(80,068)
-10%	17,787	825,000	14,674,107	14,011,309	662,799	506,596

Table 1-7: Conversions Used in Gold Price Calculations

Economic Factors	Gold Price (USD/oz)	Conversion Factor (oz/kg)	Exchange Rate (ZAR:USD)	Gold Price (ZAR/kg)
2023 Mineral Resource	1,764	32.15	16.22	920,000
2023 Mineral Reserve	1,582	32.15	16.22	825,000

The same set of approved conversion rates and assumptions were used for the LOM plan and the Mineral Reserve plan (Table 1-7). A full disclosure of the approved assumptions are covered in the Tshepong North technical report summary.

Table 1-8: Consensus ZAR : USD Exchange Rate Forecast

Institutions	2022	2023	2024
Nedbank	16.38	18.29	17.27
Investec	—	18.20	17.65
FNB	16.40	18.80	18.00
PWC	16.37	18.20	18.70
IDC	16.36	18.50	18.51
Average	16.38	18.40	18.03

Table 1-9: Consensus View of Forecast Gold Price USD/Ounce

Institutions	2022	2023	2024
World Bank: Development	1,801	1,900	1,750
BMO Capital Markets	1,802	1,925	1,750
Scotiabank	1,803	1,904	1,900
Nedbank	1,817	1,897	1,970
Fitch Solutions	1,800	1,800	1,600
S&P Global	1,804	1,889	1,889
Australian Government	1,801	1,906	1,839
TD Economics	1,802	1,985	2,000
Average	1,804	1,901	1,837

Table 1-10: Average Gold Price in ZAR/kg based on the Consensus Averages Above

Items	2022	2023	2024
Average Consensus Exchange Rate (ZAR:USD)	16.38	18.4	18.03
Average Consensus Gold Price USD/Ounce	1 804	1 901	1 837
Average Consensus Gold Price ZAR/Ounce	29 550	34 978	33 121
Average Gold Price ZAR/Kg	950 038	1 124 581	1 064 868

Table 1-11: Summary of Capital Cost Estimate for Tshepong North (ZAR’000)

Capital Cost Element (ZAR'000)	Total LOM (FY2024 - FY2030)	Mineral Reserves (FY2024 - FY2030)
AE	155,828	155,828
Shaft Projects	65,404	65,404
Major Projects	55,635	55,635
Total	276,867	276,867
OCD	1,268,339	899,781
Total (including OCD)	1,545,206	1,176,648

Capital cost (Table 1-11) reduces from the LOM plan to the Mineral Reserve plan as the LOM plan includes cost to access Inferred Mineral Resource. The scheduled Inferred Mineral Resource is anticipated to be upgraded to Mineral Reserves with the increase in orebody confidence. An exploration strategy is in place to upgrade Inferred Mineral Resource to Indicated or Measured Mineral Resource and until such time the scheduled Inferred Mineral Resource will remain excluded from the Mineral Reserve economic assessment and cash flow.

Table 1-12: Summary of Operating Cost Estimate for Tshepong North (ZAR’000)

Operating Cost Element (ZAR'000)	Total LOM (FY2024 - FY2030)	Mineral Reserves (FY2024 - FY2030)
Wages - Payroll 1	3,508,543	2,680,951
Wages - Payroll 2	5,380,550	4,224,181
Stores and Materials	2,893,397	2,234,845
Electric Power and Water	3,197,141	2,386,813
Outside Contractors	1,209,572	992,963
Other	650,452	385,689
Direct Costs	16,839,655	12,905,442
Refining charge allocation	52,971	37,728
Assay cost allocation	89,200	64,508
Hostel cost allocation	(141,131)	(80,031)
Treatment cost allocation	887,713	643,299
Rail transport allocation	47,939	34,668
Sampling Cost Allocation	783	566
Re-allocated costs	937,475	700,737
Mine Overheads Re-allocated	832,729	631,007
Total	18,609,859	14,237,186

The Company will file a revised Tshepong North technical report summary as requested by the Staff once the approach as proposed above by the Company has been considered by the Staff and the comment process concluded.

Item 19. Exhibits
96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189
2.Please revise your future filings to provide a critical accounting policy for depreciation that addresses your method of depreciating mining-related assets. Please address the following items:
•Define each of proven and probable reserves, measured and indicated resources and inferred resources;
• Describe the circumstances under which each type of “resource” is included in the calculation of depreciation, describe management’s assumptions concerning these resources (i.e., circumstances under which the resources may be economically mined, additional timing and work to convert the resources to reserves, gold pricing concerns, etc.), and describe management’s track record regarding the conversion of resources to reserves;
• Disclose the nature and amount of resources that are included in the depreciation calculation for each year for which an income statement is presented;
• Disclose the amounts and percentages of variances between the amount of depreciation calculated including these resources and the amount of depreciation calculated without these resources;
• Describe how you risk weighted the resources included in the depreciation calculation; or if you do not risk weight those quantities, explain why;
• Disclose whether additional development costs are also included in the calculation of depreciation and how those costs are determined. If so, disclose the amount of additional development costs that were included in the depreciation calculation for each year for which an income statement is presented;
• Provide all of the requested disclosures on an overall basis and on a mine-by-mine basis as necessary. Discuss the uncertainties surrounding management’s estimates and also how changes in the estimates would affect depreciation expense.

Response:
The Company has carefully considered the Staff’s requested additions to the existing disclosure, and has weighed up the benefits of including the Inferred Resources in the depreciation calculation compared to the risks of omission of meaningful information to the user by excluding the Inferred Resources. Including the Inferred Resources has an immaterial impact on the depreciation expense and therefore on profit or loss (refer to Table 2-1 below, as included in our previous response). Management is therefore satisfied that adjusting the calculation to no longer include Inferred Resources would not affect a user’s understanding of the unwinding of the asset base via depreciation. Therefore, management proposes amending the depreciation calculation for FY24 onwards to exclude Inferred Resources. The accounting policy disclosure would be amended accordingly. Please see proposal below.

Table 2-1: Impact of Inferred Resources on depreciation expense

Figures in R million
Year	Depreciation and amortization expense as reported in Annual Report on Form 20F	Depreciation and amortization expense based on Proven and Probable Reserves only	Depreciation and amortization expense based on only Proven and Probable Reserves plus Measured and Indicated Resources expected to be converted to Reserves	Variance	Variance (%)
2023	3,454	3,498	3,498	44	1.3%
2022	3,683	3,747	3,747	64	1.7%
2021	3,875	3,909	3,909	34	0.9%

Proposed disclosure
In amending the accounting policy, the Company proposes the deletion of the paragraphs detailing the considerations around Inferred Resources. These deletions are indicated as strike-throughs in the text below, which has been extracted from the Harmony Gold Mining Company Form 20-F filing for fiscal year 2023.

Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

~~In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.~~

~~In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account.~~

~~In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).~~

~~Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s operations, as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.~~

~~In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.~~

Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

If you have any questions, need any additional information or would like any clarification, please contact the undersigned at +27 11 411 2011.

Yours faithfully

/s/ Boipelo Lekubo
Boipelo Lekubo
Financial Director
Date: April 8, 2024

APPENDIX 1

Please refer to Appendix 1 as an attached PDF, only including pages with updates aligning the technical report summary to the above recommendations.